Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands, except ratio)	2010	2009	2010	2009
Earnings (Loss):
Income (loss) from continuing operations	$(43,013)	$(28,824)	$(95,189)	$28,253
Amortization of capitalized interest	40	38	80	72
Capitalized interest	(304)	(225)	(341)	(419)
Fixed charges (below)	31,418	27,384	62,979	52,826
Earnings (loss) adjusted for fixed charges	$(11,859)	$(1,627)	$(32,471)	$80,732

Fixed charges:
Interest expense	$30,502	$26,598	$61,503	$51,314
Capitalized interest	304	225	341	419
Portion of rent expense representative of interest	612	561	1,135	1,093
Total fixed charges	$31,418	$27,384	$62,979	$52,826

Ratio of earnings to fixed charges	-	-	-	1.53

Coverage deficiency	$43,277	$29,011	$95,450	$-